                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    ---------


                                  SCHEDULE 13G



   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b),
       (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)



                              Novatel Wireless Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    66987M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No  66987M109                        13G                            Page 2 of 7 Pages
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
    1.  Names of Reporting Persons.

        I.R.S. Identification No. of Above Persons (Entities Only).

        Aether Systems, Inc.            52-2186634
----------------------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group*
                                                                (a)  [ ]

                                                                (b)  [ ]
----------------------------------------------------------------------------------------------
    3.  SEC Use Only

----------------------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization...Delaware
----------------------------------------------------------------------------------------------
  Number of      5.  Sole Voting Power 4,173,912
   Shares
                ------------------------------------------------------------------------------
Beneficially     6.  Shared Voting Power 0
  Owned by
                ------------------------------------------------------------------------------
    Each         7.  Sole Dispositive Power...4,173,912
 Reporting
                ------------------------------------------------------------------------------
Person With      8.  Shared Dispositive Power...0
----------------------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person...4,173,912
----------------------------------------------------------------------------------------------
   10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*          [ ]
----------------------------------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)   8.0%
----------------------------------------------------------------------------------------------
   12.  Type of Reporting Person*  CO
----------------------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No 66987M109                         13G                            Page 3 of 7 Pages
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
    1.  Names of Reporting Persons.

        I.R.S. Identification No. of Above Persons (Entities Only).

        Aether Capital, LLC

----------------------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group*
                                                                (a)  [ ]
                                                                (b)  [ ]
----------------------------------------------------------------------------------------------
    3.  SEC Use Only

----------------------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization...Delaware
----------------------------------------------------------------------------------------------
  Number of      5.  Sole Voting Power...4,173,912
   Shares
                ------------------------------------------------------------------------------
Beneficially     6.  Shared Voting Power...0
  Owned by
                ------------------------------------------------------------------------------
    Each         7.  Sole Dispositive Power...4,173,912
 Reporting
                ------------------------------------------------------------------------------
Person With      8.  Shared Dispositive Power...0
----------------------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person...4,173,912
----------------------------------------------------------------------------------------------
   10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*          [ ]
----------------------------------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)   8.0%
----------------------------------------------------------------------------------------------
   12.  Type of Reporting Person*  PN
----------------------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages

ITEM 1(a).     Name of Issuer

               Novatel Wireless Inc. (the "Issuer")

ITEM 1(b).     Address of Issuer's Principal Executive Offices

               The address of the Issuer's principal executive offices is 9360 Town Centre Drive, Suite 110, San Diego, CA 92121.

ITEM 2(a).     Name of Person Filing

               This statement is filed on behalf of Aether Systems, Inc. and its wholly-owned subsidiary, Aether Capital, LLC.

ITEM 2(b).     Address of Principal Business Office or, if None, Residence

               The principal place of business of Aether Systems, Inc. and Aether Capital, LLC is 11460 Cronridge Drive, Owings Mills, Maryland 21117.

ITEM 2(c).     Citizenship

               The citizenship or place of organization of each of the Reporting Persons is set forth on the cover page.

ITEM 2(d).     Title of Class of Securities

               The title of the securities is common stock, par value $.001 per share (the "Common Stock").

ITEM 2(e).     CUSIP Number

               The CUSIP number of the Common Stock is set forth on the cover page.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR
       (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)    [ ] Broker or dealer registered under Section 15 of the Exchange
                   Act.

        (b)    [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)    [ ] Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act.

        (d)    [ ] Investment company registered under Section 8 of the
                   Investment Company Act.

        (e)    [ ] An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

        (f)    [ ] An employee benefit plan or endowment fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F);

        (g)    [ ] A parent holding company or control person in accordance with
                   Rule 13d-1(b)(1)(ii)(G);

        (h)    [ ] A savings associations as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;

        (i)    [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)    [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                                                               Page 5 of 7 Pages

ITEM 4. OWNERSHIP.

        (a)    Amount beneficially owned:

               Aether Systems, Inc.                              4,173,912

               Aether Capital, LLC                               4,173,912

        (b)    Percent of class:

               Aether Systems, Inc.                              8.0%

               Aether Capital, LLC                               8.0%

        (c)    Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote

                             Aether Capital, LLC owns 3,478,260 shares of
                             Common Stock. Aether Capital, LLC also holds an immediately exercisable option to purchase an additional 695,652 shares of Common Stock at any time prior to June 30, 2005. Aether Systems, Inc. through its ability to control Aether Capital, LLC has the sole power to vote or direct the vote of 4,173,912 shares of Common Stock.

               (ii)   Shared power to vote or to direct the vote

                             Aether Systems, Inc.                0

                             Aether Capital, LLC                 0

               (iii)  Sole power to dispose or to direct the disposition of

                      Aether Capital, LLC directly owns 3,478,260 shares of Common Stock. Aether Capital, LLC also holds an immediately exercisable option to purchase an additional 695,652 shares of Common Stock at any time prior to June 30, 2005. Aether Systems, Inc. through its ability to control Aether Capital, LLC has the sole power to dispose of 4,173,912 shares of Common Stock.

               (iv)   Shared power to dispose or to direct the disposition of

                             Aether Systems, Inc.                0

                             Aether Capital, LLC                 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

               Aether acquired the 4,173,912 shares in Novatel through its wholly-owned subsidiary, Aether Capital, LLC.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable


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                                                               Page 6 of 7 Pages

ITEM 10. CERTIFICATION

Not Applicable

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                                                               Page 7 of 7 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 13, 2001



                                       Aether Systems, Inc.

                                       /s/ DAVID C. REYMANN
                                       ---------------------------------
                                       Name: David C. Reymann

                                       Title: Secretary



                                       Aether Capital, LLC

                                       By: Aether Systems, Inc., its sole member



                                       By: /s/ DAVID C. REYMANN
                                          ------------------------------
                                       Name: David C. Reymann

                                       Title: Secretary